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                                                                    Exhibit 99.1

                        Contact:  Richard M. FitzPatrick
                                 (214) 220-4925

                     MALIBU AND HOULIHAN'S RESTAURANT GROUP
                   TO BE COMBINED INTO A NEW HOLDING COMPANY

     Dallas, Texas, July 22, 1998. Malibu Entertainment Worldwide, Inc. (AMEX: MBE) announced today that a special committee of its Board of Directors had approved the combination of Malibu and the Houlihan's Restaurant Group. Houlihan's, a privately held company, was acquired at the end of June of this year by an entity related to MEI Holdings, Malibu's largest stockholder, for $127 million.

     The transaction involves the formation of a new holding company which would own both Malibu's current entertainment business and the newly acquired restaurant business. In the holding company reorganization, Malibu stockholders would receive one new holding company share for each Malibu share and a transferrable right, exercisable for 45 days after the closing of the combination, to purchase at $2.00 per share such number of new holding company shares as would permit them to retain the same proportionate interest in the holding company as they had in Malibu prior to the combination.

     The holding company would acquire Houlihan's for a number of new holding company shares equal to $35 million, the equity invested in Houlihan's at the time of its acquisition in June (plus preferred stock accruals to the date of completion of the combination), divided by $2.00, the same price as the rights offering purchase price.

     The number of new holding company shares issuable in all transactions described above would be adjusted to effect a one-to-four reverse stock split expected to become effective at or shortly after the combination and the rights offering. As a result, assuming a October 31, 1998 closing date for the combination and stock split, in the holding company reorganization, Malibu's
48.4 million currently outstanding shares would be converted into 12.1 million holding company shares and 4.4 million holding company shares would be issued in the Houlihan's acquisition. If the rights offering were fully subscribed by Malibu's current public stockholders, after the


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reverse stock split, 1 million holding company shares would be issued by the holding company for $8 million in cash contributed to the holding company. To the extent that the rights offering is not fully subscribed, MEI Holdings' percentage ownership interest in the holding company would increase relative to its ownership interest as a result of the combination. MEI Holdings' ownership in Malibu is presently 81.4% and as a result of the combination its ownership in the holding company will be 59.4% (assuming an October 31, 1998 closing date).

         The transaction was approved by a committee of Malibu's Board of Directors unrelated to MEI Holdings. Completion of the transaction is subject to approval of the holders of a majority of the Malibu common stock not owned by MEI Holdings, as well as customary closing conditions. Stockholder approval will be sought at Malibu's 1998 annual meeting of stockholders, which will be held as soon as practicable after necessary regulatory filings have been completed. The combination is expected to close in the fourth quarter of 1998. The rights offering will commence shortly after the closing of the combination. The reverse stock split will be effective at that time or shortly thereafter.

         Houlihan's owns and operates 102 restaurants in 28 states primarily under the names "Houlihan's" and "Darryl's" and franchises the operation of 42 restaurants under the name "Houlihan's." Houlihan's' 1997 revenues were $265.9 million and its 1997 EBITDA was $24.2 million. The Houlihan's acquisition was financed by cash equity contributions of $36 million in exchange for common and preferred stock and $91 million in indebtedness. The entity related to MEI Holdings provided 97.5% of the $35 million in preferred stock (which has a 12% IRR preference) and 90% of the $1 million of common stock, with Houlihan's senior management providing the remainder of the equity capital. Although Houlihan's' senior management has the right in the future to convert its equity in Houlihan's into equity of the holding company, such a conversion has not been assumed. Houlihan's senior management team is led by Dan Scoggin, formerly the CEO of the T.G.I. Friday's' restaurant group.

         Headquartered in Dallas, Texas, Malibu Entertainment Worldwide, Inc. is a leader in the location-based entertainment industry, now operating 25 entertainment parks in 13 states, primarily clustered in California, Georgia, Florida, and Texas, and three adult-oriented motor sports-themed racing parks known as SpeedZones.



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